 Twelve Seas Investment Company

25/28 Old Burlington Street

Mayfair, London, W1S 3AN

June 1, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Craig D.Wilson

Re:	Twelve Seas Investment Company

Draft Registration Statement on Form S-1

Submitted December 22, 2017

CIK No. 0001726146

Dear Mr. Wilson:

Twelve Seas Investment Company (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 18, 2018 regarding the Draft Registration Statement on Form S-1 previously filed on December 22, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Prospectus Summary, page 1

1.	Please ensure that the information about your management’s track record is balanced, with equally prominent discussion of any management experience with similar transactions initiated but abandoned, unsuccessful transactions, or transactions or entities that generated losses for investors. In this regard, we note your disclosure on page 69 that “Mr. Cannon, our President and Chief Financial Officer, has been or is a founder, officer and director of four blank check companies. Two of these companies consummated business combinations, one is still seeking to consummate a business combination and one failed to conduct an initial public offering.”

We have revised the disclosure in the Registration Statement per the Staff’s request.

2.	Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. In this regard, we note your reference throughout the prospectus to Pitchbook Data, Inc.

We have not commissioned any third party research for use in connection with this offering.

All research and data contained within the Registration Statement are from publicly available sources. With respect to the research data from Pitchbook Data, Inc., we have only utilized information from publicly published news articles containing data points from Pitchbook Data. Such articles are not from Pitchbook’s subscription-based services, which would otherwise require consent.

Competition, page 62

3.	Please revise to disclose the number (or an estimate) of publicly traded special purpose acquisition companies that may be competitors, and clarify whether there are any with a focus on the Pan-Eurasian market.

We have complied with the Staff's request and updated the risk factor entitled “Because of our limited resources and structure, other companies may have a competitive advantage and we may not be able to consummate an attractive business combination” on page 29, as well as in the “Competition” section on page 63 of the Registration Statement.

Description of Securities

Representative’s Ordinary Shares, page 85

4.	We note your disclosure throughout the prospectus that you have agreed to issue 275,000 shares to EarlyBirdCapital, Inc. upon the consummation of the offering. It appears that an investment decision has been made with respect to the shares. Please advise.

As of the date hereof, EarlyBirdCapital, Inc. is not committed to accept such shares in lieu of underwriting commissions, and we are not committed to issue EarlyBirdCapital, Inc. such shares until both parties sign the underwriting agreement and commit themselves to those terms.  The language in the prospectus currently says that we have agreed to issue the shares because the prospectus speaks as of the effective date, when the agreement will in fact have been reached.  Given that no agreement has yet been reached by the parties, no investment decision has been made at this time.

Undertaking, page II-1

5.	You state on the prospectus cover page that you are offering the units for sale on a firm-commitment basis. Please tell us why you have provided the undertakings for Rule 415 offerings pursuant to Item 512(a) of Regulation S-K.

Although we did not need the undertakings for Rule 415 in the initial Draft Registration Statement, given the new structure of our initial public offering, and since we are registering the ordinary shares underlying the rights that are included in the units being offered, we have elected to keep this undertaking in Part II.

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Balance Sheet

Accounts Payable and Accrued Expenses, page F-3

6.	Please reconcile the disparate amounts of $25,721 in accrued expenses at December 15, 2017 to the $650,000 in estimated expenses disclosed in Item 13, Part III, page II-1. We note those estimated expenses relate to this registration statement.

We have revised the disclosure in the Registration Statement per the Staff’s request. The accrued expenses now presented are updated through March 31, 2018 and are an amount equal to $139,500.

Regarding the $650,000 of estimated expenses in Item 13, Part III, page II-1, the portion of these expenses reflected on our financial statements can be found in the asset line item entitled Deferred Offering Costs, which at March 31, 2018 was $180,237.    The difference between the estimated expense and the March 31, 2018 Deferred Offering Costs are anticipated IPO related expenses which have not yet been incurred by, nor invoiced to, the Company.

Notes to Financial Statements

Note 1 — Organization and Business Operations, page F-7

7.	We note that you disclose that you have selected December 31 as your fiscal year end. Please revise to update your audited financial statements as of December 15, 2017.

We have revised the Registration Statement per the Staff’s request to include audited financial statements as of December 31, 2017.

General

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that in the event that we present written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, we will supplementally provide the Staff with copies of all such written communications. We further advise the Staff that investors will not retain copies of any such materials.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to reach out to our counsel at Ellenoff Grossman & Schole LLP at aedelman@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Dimitri Elkin
Dimitri Elkin, Chief Executive Officer

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